Exhibit (5)



July 30, 1998


Wisconsin Energy Corporation
231 West Michigan Street
P.O. Box 2949
Milwaukee, WI  53201

Re: Wisconsin Electric Power Company Employee Retirement Savings Plan

Ladies and Gentlemen:

I am providing this opinion in connection with the Registration Statement of Wisconsin Energy Corporation (the "Company") relating to the Wisconsin Electric Power Company Employee Retirement Savings Plan (the "Plan") (the successor to the Wisconsin Electric Power Company Management Employee Savings Plan and the Wisconsin Electric Power Company Represented Employee Savings
Plan), on Form S-8 (the "Registration Statement") to be filed for the registration under the Securities Act of 1933, as amended (the "Act"), of an indeterminate amount of interests in the Plan and 1,100,000 shares (the "Shares") of Common Stock, par value $.01 per share ("Common Stock"), of the Company to be sold to participants in the Plan. Shares of Common Stock for the Plan will be purchased by the Trustee in market transactions or may be authorized but unissued or treasury shares acquired directly from the Company.

I have examined: (i) the Registration Statement; (ii) the Company's Restated Articles of Incorporation and Bylaws, as amended to date; (iii) the Plan; (iv) the corporate proceedings relating to the adoption of the Plan and the authorization for the issuance and/or sale of the Shares thereunder; and (v) such other documents and records and such matters of law as I have deemed necessary in order to render this opinion.

On the basis of the foregoing, I advise you that, in my opinion:

(1) The Company is a corporation duly incorporated and validly existing under the laws of the State of Wisconsin.

(2) The Shares to be sold from time to time pursuant to the Plan which are original issuance or treasury shares will, when issued as and for the consideration contemplated by the Plan, be validly issued, fully paid and nonassessable by the Company, subject to the personal liability which may be imposed on shareholders by Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, as judicially interpreted, for debts owing to employees for services performed, but not exceeding six months service in any one case. Although Section 180.0622(2)(b) provides that such personal liability of shareholders shall be "to an amount equal to the par value of shares owned by them respectively, and to the consideration for which their shares without par value was issued," the Wisconsin Supreme Court, by a split decision without a written opinion, has affirmed a judgment holding shareholders of a corporation liable under the substantially identical predecessor statute in effect prior to January 1, 1991 (Section 180.40(6)) for unpaid employee wages to an amount equal to the consideration for which their par value shares were issued rather than the shares' lower stated par value. Local 257 of Hotel and Restaurant Employees and Bartenders International Union v. Wilson Street East Dinner Playhouse, Inc., 126 Wis. 2d 284, 375 N.W.2d 664 (1985) (affirming the 1983 decision of the Circuit Court for Dane County, Wisconsin, in Case No. 82-CV-0023).

I consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, I do not admit that I am an "expert" within the meaning of Section 11 of the Act, or that I come within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

/s/ Walter T. Woelfle

Walter T. Woelfle
Counsel for Wisconsin Energy Corporation and Law Director - Regulatory,
Wisconsin Electric Power Company


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